

April 2, 2013

<u>Via Facsimile</u>
Mr. Vitaly Melnikov
Chief Financial Officer
700 West Pender Street, Suite 507
Vancouver, BC V6C 1G8
Canada

> **Re:** **Mass Petroleum, Inc.**
> **Form 10-K for the Fiscal Year ended November 30, 2012**
> **Filed February 28, 2013**
> **File No. 0-53447**

Dear Mr. Melnikov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended November 30, 2012</u>

<u>Financial Statements</u>

<u>Audit Opinion, page F-1</u>

1.   We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, indicating the period from February 14, 2006 (inception) through November 30, 2009 was audited by other auditors. Given this reliance, you will need to include the report of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission for the reissuance of their report. If this is not feasible, you will need to amend your filing to label the cumulative information as unaudited and under these circumstances you may request a waiver of the audit requirement for the cumulative data by contacting the Division of Corporation Finance's Office of the Chief Accountant (CF-OCA).

Please see information with regard to contacting CF-OCA on our website:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

2.   If you are able to obtain a reissued opinion from your prior auditors, your current auditors should revise their audit report to also mention their reliance on the other auditors in the opinion paragraph of their report, consistent with the guidance in AU Section 508.12. Otherwise, your current auditors should revise their audit report to eliminate language indicating the inception-to-date information has been audited.

Note 5 – Loan Receivable, page F-10

3.   We note the amount loaned to D-Helix Inc. is now overdue. Please disclose the actions you have taken to collect the outstanding amount and explain how you concluded that the loan remains collectible and not impaired pursuant to FASB ASC 310-10-35.

Note 9 – Common Stock, page F-13

4.   We note that you issued 30,000,000 common shares to your President, or a company controlled by your President, in exchange for $3,000. Please disclose the reasons for the issuance of this stock, clarify whether this was a non-reciprocal transaction, and tell us why there is a disparity in the valuation of these shares in comparison to the shares issued to extinguish debt in the subsequent month. We would generally expect the shares would need to be recorded at fair value, as indicated by the quoted market price of your stock on the date of issuance, to comply with GAAP.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

5.   Item 403 of Regulation S-K requires you to furnish information with respect to any person or group who is known to be the beneficial owner of more than five percent of any class of your voting securities. Please revise the table to include information with respect to the recipient of the 22,500,000 shares issued to settle debt during March of 2012.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief